

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail:
Andrei A. Dubovskov
President and Chief Executive Officer
Mobile TeleSystems OJSC
4 Marksistskaya Street, Moscow 109147
Russian Federation

　　　　Re:　　**Mobile TeleSystems OJSC**
　　　　　　　Form 20-F for the year ended December 31, 2012
　　　　　　　Filed April 19, 2013
　　　　　　　File No. 1-15094

Dear Mr. Dubovskov:

　　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Terry French for

　　　　　　　　　　Larry Spirgel
　　　　　　　　　　Assistant Director